Filed by 1Life Healthcare, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Iora Health, Inc.
(Commission File No. 001-39203)

This filing relates to the proposed merger of Iora Health, Inc., a Delaware Corporation (“Iora Health”), with SB Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of 1Life Healthcare, Inc., a Delaware corporation (“One Medical”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 6, 2021, by and among One Medical, Merger Sub, Iora and Fortis Advisors LLC, solely in its capacity as the representative of the stockholders of Iora.

Email to Alumni Equity Holders

Email to SARs holders who left Iora after 10/1/18

Dear Former Iora Colleagues,

By now, I hope you’ve seen the exciting news that Iora Health and One Medical have entered into a merger agreement and plan to combine companies. The transaction is subject to customary closing conditions and regulatory approval. Our hope is to close in the coming months.

You are receiving this email because:
•during your time at Iora you received a form of Equity Compensation called Stock Appreciation Rights (SARs), sometimes referred to as “phantom equity” and
•as of (DATE OF THIS LETTER), less than three years will have elapsed since your last day of employment with the Iora Health-affiliated Professional Corporation (PC) at which you were employed. The Iora SARs program is designed in such a way that any vested SARs on an individual’s last day of employment with the PC remain active for a period of three years. After three years, the vested SARs are automatically forfeited.

As a result, you may be a holder of vested SARs when the transaction is expected to close later this year - which would make you eligible for a one-time cash payment.

You may look up details regarding your vested SARs via Carta (Iora’s web-based equity compensation management system) at: https://login.app.carta.com/credentials/login

The merger announcement has sparked questions for former Iora employees with vested SARs. While the answers to most questions are still being worked on, the most common question is “do I need to do anything now?”. The short answer is “no”.

We commit to communicating with you as we get closer to the transaction close date - currently anticipated to be sometime in late Q3 or Q4 of this year.

If you have further questions, please direct them to Support@Iorahealth.com rather than to other team members at Iora. This will ensure you receive the most accurate information. Thank you for your cooperation.

Thank you,

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Email to former Iora employees who exercised vested ISOs and are holders of Iora Common Stock

Dear Former Iora Colleagues,

By now, I hope you’ve seen the exciting news that Iora Health and One Medical have entered into a merger agreement and plan to combine companies. The transaction is subject to customary closing conditions and regulatory approval. Our hope is to close in the coming months.

You are receiving this email because:
•during your time at Iora you received a form of Equity Compensation called Incentive Stock Options (ISOs), and
•you exercised/purchased vested ISOs and are a holder of Iora Common Stock

You may look up details regarding your shares of Iora Common Stock via Carta (Iora’s web-based equity compensation management system) at: https://login.app.carta.com/credentials/login

We commit to communicating with you as we get closer to the transaction close date - currently anticipated to be sometime in late Q3 or Q4 of this year.

If you have further questions, please direct them to Support@Iorahealth.com rather than to other team members at Iora. This will ensure you receive the most accurate information. Thank you for your cooperation.

Thank you,